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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4
RULE 13e-3 TRANSACTION STATEMENT
(Under Section 13(e) of the Securities Exchange Act of 1934)

Gridsum Holding Inc.
(Name of the Issuer)

Gridsum Holding Inc.
Kang Bo Si Nan (Beijing) Technology Co., Ltd.
Gridsum Group Limited
Gridsum Corporation
Gridsum Growth Inc.
Mr. Guosheng Qi
Generation Gospel Limited
Fairy Spirit Limited
Mr. Guofa Yu
Garden Enterprises Ltd.
Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)
Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)
(Names of Persons Filing Statement)

Shares, par value $0.001 per share
American Depositary Shares, each representing one Class B Ordinary Share
(Title of Class of Securities)

398132100
(CUSIP Number)1

Gridsum Holding Inc. South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People's Republic of China Telephone: (86-10) 8261-9988	Kang Bo Si Nan (Beijing) Technology Co., Ltd. Room 206-34, 2nd Floor, Building No.3, No.81 Zi Zhu Yuan Road, Haidian District, Beijing, People's Republic of China Telephone: (86-10) 8286-3684
Gridsum Group Limited 9/F MW Tower, No 111 Bonham Strand, Sheung Wan, Hong Kong Telephone: (86-10) 8286-3684
Gridsum Corporation
Gridsum Growth Inc.
Offices of Sertus Incorporations (Cayman) Limited,
Sertus Chambers, Governors Square, Suite # 5-204,
23 Lime Tree Bay Avenue, P.O. Box 2547,
Grand Cayman, KY1-1104, Cayman Islands
Telephone: (86-10) 8286-3684

Mr. Guosheng Qi
Generation Gospel Limited
Fairy Spirit Limited
c/o South Wing, High Technology Building,
No. 229 North 4th Ring Road,
Haidian District, Beijing 100083,
People's Republic of China
Telephone: (86-10) 8261-9988	Mr. Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People's Republic of China Telephone: (86-10) 8261-9988

Zhangjiagang Zhixinggewu Enterprise
Management Center (Limited Partnership)
Room 101, No. 259 Nanjing West Road,
Tangqiao Town, Zhangjiagang City, Jiangsu Province,
People's Republic of China
Telephone: (86-10) 8286-3684	Wuxi Zhihe Enterprise Consulting
Partnership (Limited Partnership)
Room 1601-40, No.8 Financial 2nd Street,
Binhu District, Wuxi, Jiangsu Province,
People's Republic of China
Telephone: (86-10) 8286-3684
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:
Jie (Jeffrey) Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West, Shanghai 200040 People's Republic of China Telephone: +86 21 6109 7103	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105, USA Telephone: +1 (415) 773-5830
Stephanie Tang, Esq. Hogan Lovells 11th Floor, One Pacific Place 88 Queensway, Admiralty Hong Kong Telephone: +852 2219-0888	Niping Wu, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office 1155 Fang Dian Road Pudong New Area, Shanghai 201204 People's Republic of China Telephone: +86 21 8017 1200

        This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$56,779,892.88	$6,194.69

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.00 for 24,538,654 issued and outstanding shares of the issuer (including shares represented by the American Depositary Shares, each representing one class B ordinary share) subject to the transaction, and (b) the product of 3,117,670 restricted share units of the issuer subject to the transaction multiplied by $2.00 per restricted share unit plus (c) the product of 928,636 shares issuable under all outstanding options with per share exercise price lower than $2.00 multiplied by $1.58 per share (which is the difference between $2.00 per share merger consideration and the weighted average exercise price of $0.42 per share of such options) ((a) , (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,194.16	Filing Party: Gridsum Holding Inc.
Form or Registration No.: Schedule 13e-3	Date Filed: November 24, 2020

Amount Previously Paid: $5.37	Filing Party: Gridsum Holding Inc.
Form or Registration No.: Schedule 13e-3	Date Filed: January 22, 2021

1
This CUSIP applies to the American Depositary Shares, which may be evidenced by American Depositary Receipts, each representing one class B ordinary share.

Item 15	Additional Information	1
Item 16	Exhibits	3

i

INTRODUCTION

        This Amendment No. 4 (this "Amendment") to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Gridsum Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares ("ADSs"), each representing one class B ordinary share of the Company (the "Class B Ordinary Share"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Kang Bo Si Nan (Beijing) Technology Co., Ltd., a company with limited liability incorporated under the laws of the People's Republic of China and an affiliate of Mr. Guosheng Qi ("Beijing SPV"); (c) Gridsum Group Limited, a private company with limited liability incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Beijing SPV ("Holdco"); (d) Gridsum Corporation, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Holdco ("Parent"); (e) Gridsum Growth Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (f) Mr. Guosheng Qi, one of the co-founders, chairman and chief executive officer of the Company ("Mr. Qi"); (g) Generation Gospel Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands wholly-owned by Mr. Qi ("Generation Gospel"); (h) Fairy Spirit Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands controlled by Mr. Qi ("Fairy Spirit"); (i) Mr. Guofa Yu, one of the co-founders, director and chief operating officer of the Company ("Mr. Yu"); (j) Garden Enterprises Ltd., a business company with limited liability incorporated under the laws of British Virgin Islands wholly-owned by Mr. Yu ("Garden Enterprises", together with Mr. Qi, Generation Gospel, Fairy Spirit and Mr. Yu, the "Rollover Securityholders"); (k) Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership), a limited liability partnership organized under the laws of the People's Republic of China ("Zhixinggewu"); and (l) Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership), a limited liability partnership organized under the laws of the People's Republic of China ("Wuxi Zhihe"). Beijing SPV, Holdco, Parent, Merger Sub and Rollover Securityholders are collectively referred to herein as the "Buyer Group."

        This Transaction Statement relates to the agreement and plan of merger, dated as of September 30, 2020, among Parent, Merger Sub and the Company (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving company resulting from the Merger as a wholly-owned subsidiary of Parent.

        This Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 15    Additional Information

  (c)
  Item 15(c) is hereby amended and supplemented as follows:

        On February 22, 2021, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at Gridsum, South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People's Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman

Islands, in the form attached as Exhibit A to the Merger Agreement (the "Plan of Merger") and the transactions contemplated by the Merger Agreement, including the Merger, and authorized each of directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

        On March 25, 2021, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 25, 2021, pursuant to which the Merger became effective on March 25, 2021. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

        At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries; (b) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company Options (as defined below) and/or Company RSUs (as defined below); (c) Shares (including such Shares represented by ADSs), Company Options and Company RSUs held by the Rollover Securityholders immediately prior to the Effective Time; and (d) Shares owned by shareholders who had validly exercised and had not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Cayman Islands Companies Law"), which were cancelled and entitle the former holders thereof to receive the fair value thereon in accordance with the provisions of Section 238 of the Cayman Islands Companies Law (collectively, the "Dissenting Shares") (Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), was cancelled and ceased to exist and converted into and exchanged for the right to receive US$2.00 (the "Per Share Merger Consideration") and each issued and outstanding ADS (other than ADSs representing the Rollover Shares) represents the right to surrender one ADS in exchange for US$2.00 (less a US$0.05 per ADS cash distribution fee pursuant to the terms of the deposit agreement dated September 28, 2016 (as amended) among the Company, CITIBANK, N.A. and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes.

        At the Effective Time, each option to purchase Shares granted under the Company's Stock Option Plan and Equity Incentive Plan (together, the "Company Incentive Plans") (each a "Company Option") (other than any Company Option that is held by Rollover Securityholders) that was vested and outstanding immediately prior to the Effective Time was cancelled and converted into the right of the holder of such vested Company Option to receive cash in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price per Class B Ordinary Share under such Company Option and (y) the number of Class B Ordinary Shares subject to such Company Option, provided that if the exercise price per Class B Ordinary Share of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any consideration payable in respect thereof.

        At the Effective Time, each Company Option that was unvested and outstanding immediately as of the Effective Time was cancelled as of the Effective Time automatically and without any action on the part of the holders thereof, for no consideration.

        At the Effective Time, each restricted share unit of the Company granted under the Company Incentive Plans (each a "Company RSU") (other than any Company RSU that is held by Rollover Securityholders) outstanding and unexercised immediately prior to the Effective Time was cancelled as of the Effective Time and converted into the right to receive an amount in cash equal to (i) Per Share Merger Consideration, multiplied by (ii) the number of Class B Ordinary Shares underlying such Company RSU, provided that if a Company RSU is unvested, it shall automatically and without any action on the part of the holders thereof, be deemed to have vested immediately prior to the Effective Time.

        As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market, and the Company will cease to be a publicly traded company. The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to terminate its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16    Exhibits

(a)-(1)	Proxy Statement of the Company dated January 22, 2021 (the "Proxy Statement").**
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.**
(a)-(3)	Form of Depositary's Notice, incorporated herein by reference to Annex G to the Proxy Statement.**
(a)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.**
(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.**
(a)-(6)	Press Release issued by the Company, dated October 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 1, 2020.
(b)-(1)
Equity Commitment Letter by and among Beijing SPV, Parent and Holdco dated September 30, 2020, incorporated herein by reference to Exhibit 99.9 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited as Financial Advisor, dated September 30, 2020, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated July 10, 2020.*
(c)-(3)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated September 30, 2020.*
(d)-(1)	Agreement and Plan of Merger, dated as of September 30, 2020, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement by and among Parent and Rollover Securityholders, dated as of September 30, 2020, incorporated herein by reference to Exhibit 99.10 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.**
(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.**
(g)	Not applicable.

*
Previously filed on November 24, 2020.

**
Previously filed on January 22, 2021.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2021

Gridsum Holding Inc.
By	/s/ LEE CHEUK YIN DANNIS
	Name:	Lee Cheuk Yin Dannis
	Title:	Independent Director, Chairman of the Special Committee

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Kang Bo Si Nan (Beijing) Technology Co., Ltd.
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Legal Representative

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Gridsum Group Limited
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Gridsum Corporation
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Gridsum Growth Inc.
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Guosheng Qi
/s/ GUOSHENG QI

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Generation Gospel Limited
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Fairy Spirit Limited
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Guofa Yu
/s/ GUOFA YU

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Garden Enterprises Ltd.
By	/s/ GUOFA YU
	Name:	Guofa Yu
	Title:	Director

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	General Partner

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)
By	/s/ GUOSHENG QI
	Name:	Guosheng Qi
	Title:	General Partner

[Signature Page to Schedule 13E-3/A (Gridsum Holding Inc.)]

EXHIBIT INDEX

(a	)-(1)	Proxy Statement of the Company dated January 22, 2021 (the "Proxy Statement").**

(a	)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.**

(a	)-(3)	Form of Depositary's Notice, incorporated herein by reference to Annex G to the Proxy Statement.**

(a	)-(4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.**

(a	)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.**

(a	)-(6)	Press Release issued by the Company, dated October 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 1, 2020.

(b	)-(1)	Equity Commitment Letter by and among Beijing SPV, Parent and Holdco dated September 30, 2020, incorporated herein by reference to Exhibit 99.9 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.

(c	)-(1)	Opinion of Houlihan Lokey (China) Limited as Financial Advisor, dated September 30, 2020, incorporated herein by reference to Annex C to the Proxy Statement.*

(c	)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated July 10, 2020.*

(c	)-(3)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated September 30, 2020.*

(d	)-(1)	Agreement and Plan of Merger, dated as of September 30, 2020, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d	)-(2)	Support Agreement by and among Parent and Rollover Securityholders, dated as of September 30, 2020, incorporated herein by reference to Exhibit 99.10 to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on October 7, 2020.

(f	)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.**

(f	)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.**

(g	)	Not applicable.

*
Previously filed on November 24, 2020.

**
Previously filed on January 22, 2021.